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                                    EXHIBIT 1

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                             PORTACOM WIRELESS, INC.
                      8055 W. Manchester Avenue, Suite 730
                         Playa del Rey, California 90293
                                 (310) 448-4140


FOR IMMEDIATE RELEASE
- ---------------------
May 8, 1996                                    Investor Relations International:
                                               Tom Madden (800) 941-1558
VSE: PCW
OTC: PCWIF                                     http://www.portacom.com


               US$20,130,000 PRIVATE PLACEMENT OF SPECIAL WARRANTS

Playa del Rey, CA -- PortaCom Wireless, Inc. announces that it has negotiated a brokered private placement of up to 6,100,000 special warrants at a price of US$3.30 per special warrant for aggregate gross proceeds of up to US$20,130,000.

Each special warrant will be exchangeable for one share of common stock and one-half warrant to purchase one share of common stock, provided that if a final prospectus has not been cleared within 150 days after the closing of the placement, each special warrant will be exchangeable for 110% of the shares and warrants into which it would otherwise be exchangeable. Each regular warrant will entitle the holder to purchase one share of common stock at a price of US$4.40 per share within one year of the closing.

The Company proposes to pay placement fees of 7.0% of the gross proceeds of the offering and to issue one-year broker warrants to purchase up to an additional 610,000 shares of common stock at US$3.30 per share and up to an additional 305,000 shares of common stock at US$4.40 per share. The closing of the placement is subject to regulatory approval and other conditions.

These securities will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States (or to a "U.S. person", as defined in Rule 902 promulgated under the Act) absent registration or an applicable exemption from the registration requirements.

The proceeds of the offering will be used to fund development expenses for the acquisition of certain telecommunications licenses in Asia, for deposits on equipment orders, and for working capital.

PortaCom Wireless, Inc. is engaged in ventures as a developer and operator of companies which will provide cellular and wireless telecommunications services in selected developing world markets. The Company intends to make significant investments primarily in wireless, cellular and long distance networks in order to provide coverage and high-quality service. PortaCom's business development strategy is focused on emerging markets in Asia-Pacific, Eastern Europe and Latin America.


                                   ON BEHALF OF THE BOARD OF DIRECTORS


                                   // J. MICHAEL CHRISTIANSEN
                                   -----------------------------------
                                   J. Michael Christiansen
                                   Executive Vice President and CFO


The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.